Exhibit (a)(1)(v)

Offer by

SONIC CORP.

To Purchase For Cash

Up to 25,454,545 Shares of its Common Stock

(including the Associated Rights to Purchase Series A Junior Preferred Stock)

At a Purchase Price of Not Greater Than $22.00 Nor Less Than $19.50 Per Share

THE TENDER OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS

WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON FRIDAY,

SEPTEMBER 22, 2006, UNLESS THE TENDER OFFER IS EXTENDED.

August 15, 2006

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed by Sonic Corp., a Delaware corporation (the “Company”), to act as Dealer Managers in connection with the Company’s offer to purchase up to 25,454,545 shares of its common stock, $0.01 par value per share, including the associated rights to purchase Series A Junior Preferred Stock (the “rights”) issued under the Rights Agreement, as amended, between the Company and UMB Bank, N.A. as successor Rights Agent, at a price not greater than $22.00 nor less than $19.50 per share, without interest, upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase dated August 15, 2006 (the “Offer to Purchase”) and the related Letter of Transmittal (which together, as may be amended or supplemented from time to time, constitute the tender offer).

The Company will determine a single per share price, not greater than $22.00 nor less than $19.50 per share, that it will pay for the shares properly tendered and not properly withdrawn pursuant to the tender offer taking into account the number of shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest purchase price that will allow it to purchase 25,454,545 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not validly withdrawn. The Company will purchase all shares validly tendered at prices at or below the purchase price and not validly withdrawn upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, including the provisions relating to “odd lot” tenders, proration and conditional tender described in the Offer to Purchase.

Shares tendered at prices in excess of the purchase price and shares not purchased in the tender offer will be returned to the tendering Stockholders at the Company’s expense promptly after the expiration of the tender offer. As described in the Offer to Purchase, in the event the final price is less than the maximum price of $22.00 per share and more than 25,454,545 shares are tendered in the tender offer at or below the purchase price, the Company intends to exercise its right to purchase up to an additional 2%, or 1,708,685, of its outstanding shares without extending the tender offer so that it repurchases up to $560 million of its shares. By way of example, if the final price is the minimum purchase price of $19.50 per share, the Company intends to purchase up to an additional 1,708,685 of its outstanding shares to the extent tendered in the tender offer. The Company also expressly reserves the right, in its sole discretion, to purchase additional shares subject to applicable legal requirements. See Section 1 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. Offer to Purchase dated August 15, 2006;

2. Letter of Transmittal for your use and for the information of your clients, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to backup federal income tax withholding;

3. Notice of Guaranteed Delivery to be used to accept the tender offer if the shares and all other required documents cannot be delivered to the Depositary by the Expiration Date (as defined in the Offer to Purchase) or if the procedure for book-entry transfer cannot be completed on a timely basis;

4. A form of letter that you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the tender offer; and

5. Return envelope addressed to UMB Bank, N.A., the Depositary, for your use only.

THE TENDER OFFER IS SUBJECT TO CERTAIN CONDITIONS. SEE SECTION 7 OF THE OFFER TO PURCHASE.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE TENDER OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., EASTERN TIME, ON FRIDAY, SEPTEMBER 22, 2006, UNLESS THE TENDER OFFER IS EXTENDED.

For shares to be properly tendered pursuant to the tender offer, (1) the share certificates or confirmation of receipt of such shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary, or (2) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and Letter of Transmittal.

The Company will not pay any fees or commissions to any broker or dealer or other person (other than the Dealer Managers and Information Agent as described in the Offer to Purchase) for soliciting tenders of shares pursuant to the tender offer. The Company will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Company will pay all stock transfer taxes applicable to its purchase of shares pursuant to the tender offer, subject to Instruction 9 of the Letter of Transmittal. No broker, dealer, bank, trust company or fiduciary shall be deemed to be either our agent or the agent of the Company, the Information Agent or the Depositary for the purpose of the tender offer.

Any inquiries you may have with respect to the tender offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Banc of America Securities LLC

Lehman Brothers Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF THE COMPANY, THE DEALER MANAGERS, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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